FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

7 February 2006

Report of Foreign issuer

Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

(Commission file number) 0 - 017444

Akzo Nobel N.V.
(Translation of registrant’s name into English)

76, Velperweg, 6824 BM Arnhem, the Netherlands
(Address of principal executive offices)

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934 the registrant has duly caused this report to be signed on its behalf of the undersigned, thereto duly authorized.

Akzo Nobel N.V.

Name :	R.J. Frohn	Name :	J.J.M. Derckx
Title :	Chief Financial Officer	Title :	Director Corporate Control

Dated : February 7, 2006

The following exhibit
is filed with this report
Akzo Nobel Report for the year of 2005

Report for the year 2005 and for the 4th quarter

Key Figures

Millions of euros (EUR)	January-December

	2005	2004	%

Revenues
Present operations	13,000	12,251	6
Total revenues	13,000	12,833	1

Operating income (EBIT)
Present operations, including incidentals	1,486	923	61
– EBIT margin, in %	11.4	7.5

Present operations, excluding incidentals	1,152	1,223	(6)
– EBIT margin, in %	8.9	10.0

Total operating income	1,486	1,527	(3)
– EBIT margin, in %	11.4	11.9

Net income	961	945	2
– per share, in EUR	3.36	3.31

Number of employees	61,340	61,450

Effective strategy drives revenues growth; net income up

•	Growth in all segments – revenues of present operations up 6%
•	Organon – returning to growth; investing in future product sales and pipeline
•	Intervet – excellent growth
•	Coatings – picked up in second half year after challenging start; growth in emerging markets
•	Chemicals – strong performance following portfolio realignment
•	Incidentals – net EUR 334 million gain
•	Strong financial position
•	Dividend maintained – EUR 1.20

Present operations exclude the Chemicals businesses divested in 2004. Incidentals are special benefits (including the benefit from the Risperdal® deal in the first quarter of 2005 and the settlement with Duramed/Barr in the last quarter), results on divestments, restructuring and impairment charges, and charges related to major legal, antitrust, and environmental cases.

Report for the year 2005 and for the 4th quarter

The 2005 Annual Report will be published on February 23, 2006, in print and as a PDF file on Akzo Nobel’s corporate website.

The Report for the first quarter of 2006 will be published on April 20, 2006.

Note

This financial information has been prepared on the basis of the recognition and measurement requirements of IFRS as in December 2005. The 2004 comparative figures have been restated accordingly. For the impact of IFRS and certain other changes in the Company’s reporting see pages 22 and 23 of this report.

Revenues consist of sales of goods and services, and royalty income.

Autonomous growth is defined as the change in revenues attributable to changed volumes and selling prices. It excludes currency, acquisition, and divestment effects.

Incidentals are special benefits, results on divestments, restructuring and impairment charges, and charges related to major legal, antitrust, and environmental cases. Operating income excluding incidentals is one of the key figures management uses to assess the company’s performance, as this figure better reflects the underlying trends in the results of the activities.

EBIT margin, formerly called return on sales, is operating income (EBIT) as percentage of revenues.

Report for the year 2005 and for the 4th quarter

C O N S O L I D A T E D S T A T E M E N T O F I N C O M E
4th quarter			Millions of euros	January-December

2005	2004	%		2005	2004	%

3,306	3,079	7	Revenues	13,000	12,833	1
(1,814)	(1,620)		Cost of sales	(7,066)	(6,825)

1,492	1,459		Gross profit	5,934	6,008
(868)	(817)		Selling expenses	(3,297)	(3,254)
(234)	(211)		Research and development expenses	(834)	(816)
(178)	(151)		General and administrative expenses	(693)	(674)
13	(4)		Other operating income/(expenses)	16	(1)
–			IAS 39 fair value adjustments	26
			Incidentals:
394	10		– special benefits	571	84
9	117		– results on divestments	44	579
(152)	(60)		– restructuring and impairment charges	(169)	(197)
(30)	(60)		– charges related to major legal, antitrust, and environmental cases	(112)	(202)

446	283	58	Operating income (EBIT)	1,486	1,527	(3)
(45)	(33)		Net financing charges	(156)	(144)

401	250		Operating income less financing charges	1,330	1,383
(68)	(98)		Taxes	(336)	(412)

333	152	119	Earnings of consolidated companies after taxes	994	971	2
(5)	9		Earnings from nonconsolidated companies	4	10

328	161		Profit for the period	998	981
(11)	(8)		Minority interest, attributable to minority shareholders	(37)	(36)

317	153	107	Net income, attributable to equity holders	961	945	2

13.5	9.2		EBIT margin, in %	11.4	11.9
9.9	8.6		Interest coverage	9.5	10.6
			Net income per share, in EUR
1.11	0.54		– basic	3.36	3.31
1.10	0.53		– diluted	3.35	3.30
589	408	44	EBITDA	2,055	2,092	(2)
172	172	–	Capital expenditures	514	551	(7)
130	119		Depreciation	528	540

Report for the year 2005 and for the 4th quarter

Segment Data

4th quarter			Millions of euros	January-December

2005	2004	%		2005	2004	%

			Revenues
656	592	11	Organon	2,425	2,344	3
278	262	6	Intervet	1,094	1,027	7
1,355	1,212	12	Coatings	5,555	5,237	6
1,004	942	7	Chemicals, present operations	3,890	3,735	4
13	6		Intercompany revenues/other	36	(92)

3,306	3,014	10	Akzo Nobel, present operations	13,000	12,251	6
	70		Chemicals, divested activities		617
	(5)		Intercompany revenues		(35)

3,306	3,079	7	Total	13,000	12,833	1

			Operating income (EBIT) present operations excluding incidentals
43	81	(47)	Organon	270	326	(17)
46	45	2	Intervet	209	173	21
74	66	12	Coatings	423	467	(9)
99	96	3	Chemicals, present operations	351	349	1
(37)	(12)		Other	(101)	(92)

225	276	(18)	Total	1,152	1,223	(6)

6.8	9.2		EBIT margin, in %	8.9	10.0

			Operating income (EBIT)
84	87	(3)	Organon	415	275	51
48	56	(14)	Intervet	238	184	29
42	52	(19)	Coatings	384	406	(5)
53	63	(16)	Chemicals, present operations	312	265	18
–			IAS 39 fair value adjustments	26
219	(78)		Other	111	(207)

446	180	148	Akzo Nobel, present operations	1,486	923	61
	103		Chemicals, divested activities		604

446	283	58	Total	1,486	1,527	(3)

13.5	9.2		EBIT margin, in %	11.4	11.9

Present operations exclude the Chemicals businesses divested in 2004. Incidentals are special benefits (including the benefit from the Risperdal® deal in the first quarter of 2005 and the settlement with Duramed/Barr in the last quarter), results on divestments, restructuring and impairment charges, and charges related to major legal, antitrust, and environmental cases.

Report for the year 2005

Effective strategy drives revenues growth; net income up
Net income was up 2% compared with 2004 and amounted to EUR 961 million, which is EUR 3.36 per share (2004: EUR 3.31).

Organon earnings were up due to increased revenues and to income derived from deals with other pharma companies. Premarketing costs and R&D expenses were higher as a consequence of our investments in future growth. Intervet’s EBIT was up substantially. Coatings revenues showed satisfactory growth of 6% but margins were under pressure from increased raw material prices and weaker European economies, especially in the first half of the year. In the second half, performance of the industrial coatings activities improved. Chemicals present operations achieved robust growth in revenues and EBIT, despite higher energy and raw material prices.

Revenues growth of 6% from present operations – driven by positive business developments
Revenues from our present operations amounted to EUR 13.0 billion, up 6% on last year. This was mainly attributable to autonomous growth across all segments. Organon’s revenues decline in recent years was reversed with growth of 3%. Intervet performed well, delivering 7% growth. Coatings and Chemicals realized healthy autonomous growth of 4%. On balance, currency translation had a slight positive effect during the year.

Akzo Nobel’s total revenues developed as follows:

In %	Total	Volume	Price	Currency translation	Acquisitions/ divestments

Organon	3	2	–	1	–
Intervet	7	5	1	2	(1)
Coatings	6	(1)	5	1	1
Chemicals, present operations	4	1	3	–	–

Akzo Nobel	1	1	3	1	(4)[1]

1	Includes the effect of the Chemicals businesses divested in 2004.

Report for the year 2005

Operational earnings 6% lower – impacted by raw material prices and Organon’s investments in future product sales and pipeline
Operating income excluding incidentals from present operations was EUR 1,152 million, on balance down 6% compared with 2004. EBIT margin was 8.9% (2004: 10.0%).

Total EBIT for the year decreased by 3% from EUR 1,527 million to EUR 1,486 million with an EBIT margin of 11.4% (2004: 11.9%).

Organon’s earnings were up on the previous year due to revenues growth of 3% and the special benefits derived from deals with other pharma companies. NuvaRing® and Puregon® were the main drivers of revenues growth. The decline of Remeron® sales was less than expected. Sales of Livial® were slightly down. Intervet earnings were boosted by strong autonomous growth of 6% and improved supply chain management. In the first half year, Coatings earnings were impacted by significantly increased raw material prices and weaker European economies, while in the second half, the industrial coatings activities delivered a strong performance. Earnings from the present Chemicals operations were up 18%, despite higher energy and raw material prices.

Incidentals – a net gain of EUR 334 million
The special benefits are attributable to the termination of the Risperdal® copromotion contract (EUR 149 million) and the settlement with Duramed/Barr on their infringement of Organon’s rights to the Mircette® patent (EUR 109 million). In addition, the new Dutch defined contribution pension plan and the termination of the postretirement healthcare scheme resulted in a release of provisions of EUR 283 million. The divestment of Intervet’s feed additives business and the company’s stake in Svensk Ethanolkemie resulted in a profit of EUR 44 million. The restructuring and impairment charges of EUR 169 million were due to programs at Organon’s active pharmaceutical ingredients business and several Coatings and Chemicals projects. The settlement of the last Remeron® court case cost EUR 64 million, while a charge of EUR 39 million was recorded for additions to the provision for antitrust cases.

Akzo Nobel’s R&D expenses were EUR 834 million, which is equivalent to 6.4% of revenues. For 2004, this was EUR 816 million and 6.4%, respectively. In 2005, Organon spent 18% of its revenues on R&D. The Intervet ratio amounted to 10%, while for Coatings and Chemicals this ratio remained unchanged at around 3%.

Report for the year 2005

Financing charges increased from EUR 144 million in 2004 to EUR 156 million in 2005 due to higher interest charges on discounted provisions (2005: EUR 41 million; 2004: EUR 21 million). However, interest on net interest-bearing borrowings was lower due to decreased net liabilities (2005: EUR 115 million; 2004: EUR 123 million). Interest coverage decreased from 10.6 to 9.5. EBITDA coverage was 13.2 (2004: 14.5).

The tax charge decreased from 30% in 2004 to 25% in 2005. This is attributable to the geographical mix of the company’s results and favorable settlements of certain tax disputes.

Earnings from nonconsolidated companies were EUR 4 million, down EUR 6 million compared to 2004. The overall operational performance of the nonconsolidated companies on balance improved slightly, as higher results for Flexsys and most of the other Chemicals joint ventures more than offset the earnings decline at Methanor and the loss of earnings from the divested Catalysts joint ventures. 2005 earnings include net incidental losses of EUR 37 million (2004: EUR 29 million). These concerned an impairment charge for Methanor and charges related to guarantees for environmental costs at Acordis.

Headcount expansion in emerging markets – restructuring in mature markets
At the end of 2005, the company had 61,340 employees, virtually unchanged from year-end 2004. Growth of our business in emerging markets and acquisitions resulted in a workforce expansion of 810, while restructuring programs in Coatings and Chemicals in the mature markets resulted in a decrease of 920. Developments were as follows:

	December 31,		Other	December 31,
	2005	Restructurings	changes	2004

Organon	14,100		10	14,090
Intervet	5,260		(10)	5,270
Coatings	29,200	(500)	840	28,860
Chemicals	11,430	(390)	(70)	11,890
Other	1,350	(30)	40	1,340

Akzo Nobel	61,340	(920)	810	61,450

Report for the year 2005

Changes in Dutch postretirement schemes
Akzo Nobel reached an agreement with the Akzo Nobel Pension Fund and the unions to implement a defined contribution pension scheme in the Netherlands. Under this new scheme, which was also approved by the Dutch pension regulator, the company will pay a fixed annual premium, which is 20% of the pension base salary. As a consequence, fluctuations in pension liabilities or assets will no longer have an influence on the company’s balance sheet and results. In order to give a good start to the new setup, Akzo Nobel made a contribution of EUR 151 million and provided a subordinated loan of EUR 100 million. In addition, the company has pre-financed employee premiums for an amount of EUR 50 million.

Due to the implementation of a new Dutch national healthcare system in 2006, the allowances for the postretirement healthcare were terminated, except for certain temporary transitional arrangements.

As a consequence of the above, the company recognized a special benefit due to the release of provisions of EUR 283 million.

Late January 2006, Akzo Nobel Nederland B.V. and the Akzo Nobel Pension Fund in the Netherlands received a summons from the Association of Retired Akzo Nobel Employees with regard to the changed financing of the company’s Dutch pension plan. The Association has initiated court proceedings requesting a declaratory judgment that the new arrangements should not be applied to the employees who retired prior to the start of the new system. They are also requesting extra indexation which they claim was not forthcoming in 2003. Based on legal advice, Akzo Nobel Nederland and the Akzo Nobel Pension Fund have full confidence in a positive outcome of the proceedings.

Dividend maintained – EUR 1.20
A dividend of EUR 1.20 per common share will be proposed at the Annual General Meeting of Shareholders on April 25, 2006. In November 2005, an interim dividend of EUR 0.30 was declared and paid. Adoption of this proposal will result in a dividend payment of EUR 343 million, representing a payout ratio of 36% relative to net income. Subject to shareholder approval, the Akzo Nobel share will trade ex-dividend from April 27, 2006, and the final dividend will be made payable on May 5, 2006.

Report for the year 2005

Outlook
We base our expectations for 2006 on the assumption that the world economy will continue to show the positive growth patterns of last year. In the regional mix, we assume that the emerging markets will continue to grow at the same rate as last year, the economy in the United States will slow down somewhat and the mature European economies will improve moderately. Furthermore, we assume no new price hikes for energy and other raw materials. Finally, we base our expectations on a relatively stable development of currencies.

In such an environment, we expect the company to be well positioned for significant further growth of sales across its portfolio in line with the last quarters of 2005. With respect to earnings we aspire to achieve increases in our ongoing activities in Chemicals, robust improvements in our Coatings business and a continuation of the positive trends at Intervet. As in the last quarters in 2005, at Organon we plan to find the right balance between the required expenditures in R&D and marketing and sales for new products with the ambition to protect our margin.

In 2006, we plan to accelerate our focus on investments in growth. We will use increasing room to maneuver for growth opportunities in the attractive strategic areas across our Coatings, Chemicals, and Pharma portfolios. We will also use our means to further reduce pension liabilities from the past and to strengthen our balance sheet. We expect the number of employees to increase in emerging markets, while headcount will decrease in mature markets as a result of restructuring programs. Capital expenditures are planned to be in the order of magnitude of EUR 600 million.

We continue to manage our balance sheet in a highly disciplined manner, whereby other options for shareholder value creation, such as a share buy-back program, are evaluated against investments and acquisitions for growth.

Report for the year 2005

Organon – returning to growth; investing in future product sales and pipeline

4th quarter			Millions of euros	January-December

2005	2004	%		2005	2004	%

656	592	11	Revenues	2,425	2,344	3

84	87	(3)	Operating income (EBIT)	415	275	51
12.8	14.7		EBIT margin, in %	17.1	11.7
			Return on invested capital, in %	24.3	16.1

43	81	(47)	EBIT excluding incidentals	270	326	(17)
6.6	13.7		EBIT margin, in %	11.1	13.9
			Return on invested capital, in %	15.8	19.1

35.8	31.3		S&D expenses as % of revenues	32.9	32.8
20.1	18.6		R&D expenses as % of revenues	17.9	16.9

115	115	–	EBITDA	541	393	38

37	29		Capital expenditures	95	103

			Invested capital	1,781	1,628
			Capital turnover	1.42	1.37

			Number of employees	14,100	14,090

•	Revenues – up 3%; strong finish
•	Infertility products – strong growth
•	NuvaRing® – sales and market share steadily increasing
•	Lower EBIT due to increasing marketing and R&D expenses – investing in future product sales and pipeline growth
•	Termination Risperdal® copromotion – EUR 149 million special benefit
•	Settlement with Barr on their infringement of Organon’s rights to the Mircette® patent –
EUR 109 million special benefit
•	Settlement of last Remeron® court case – EUR 64 million charge
•	Pharmaceutical ingredients – impairment charge of EUR 67 million

Report for the year 2005

2005 was a turning point for Organon, as the organization established a solid base for future growth. Organon’s revenues in 2005 (EUR 2,425 million, up 3%) started growing again following several years of declining sales since Remeron® lost its market exclusivity in the United States. The strong performances of Puregon® and NuvaRing® were instrumental in contributing to this return to growth in 2005.

	Autonomous growth
	on, %				Autonomous
4th quarter				Full year	growth on
2005	Q-4 2004	Q-3 2005	Millions of euros or %	2005	2004, %

149	8	4	Contraceptives	564	7
40	61	18	- of which NuvaRing®	127	58
91	13	2	Puregon®/Follistim®	355	24
65	(20)	(5)	Remeron®	283	(22)
40	(5)	4	Livial®	154	(6)
71	43	39	Pharmaceutical ingredients	228	8

Operating income showed strong growth compared to the previous year (EUR 415 million, up 51%) despite rising R&D expenses, the settlement of the last lawsuit for Remeron in the United States, and an impairment charge of EUR 67 million in the pharmaceutical ingredients unit. Organon received significant cash amounts from Johnson & Johnson for terminating the copromotion contract for Risperdal® and from Duramed/Barr for the patent litigation settlement involving our oral contraceptive Mircette®.

Organon’s contraceptive vaginal ring, NuvaRing–which has now been introduced in more than 20 countries–is also continuing to enjoy steadily increasing sales in many markets. After a successful pilot in three states, a direct-to-consumer advertising campaign was launched in November to promote NuvaRing throughout the United States, mainly consisting of television commercials.

Puregon/Follistim®, Organon’s biotech fertility product, has become our biggest selling product. Performance was particularly boosted by strong U.S. sales resulting from a successful launch of the Follistim Pen™ and product line extensions. In August, Follistim was also successfully launched in Japan, while in October, Puregon was authorized in China.

For Livial® in the United States, additional data was submitted to the U.S. Food and Drug Administration (FDA) in December.

Nobilon – accelerating human flu vaccine development
The development of human influenza vaccines by Nobilon, in cooperation with Organon and Intervet, is progressing according to schedule.

Nobilon is in the process of upscaling its influenza antigen production based on cell culture in 2,000 liters fermenters.

Report for the year 2005

Intervet – excellent growth

4th quarter			Millions of euros	January-December

2005	2004	%		2005	2004	%

278	262	6	Revenues	1,094	1,027	7

48	56	(14)	Operating income (EBIT)	238	184	29
17.3	21.4		EBIT margin, in %	21.8	17.9
			Return on invested capital, in %	28.3	23.5

46	45	2	EBIT excluding incidentals	209	173	21
16.5	17.2		EBIT margin, in %	19.1	16.8
			Return on invested capital, in %	24.9	22.1

25.2	24.8		S&D expenses as % of revenues	24.2	24.6
10.4	11.5		R&D expenses as % of revenues	10.3	11.5

61	68	(10)	EBITDA	292	230	27

16	16		Capital expenditures	54	54

			Invested capital	883	798
			Capital turnover	1.30	1.31

			Number of employees	5,260	5,270

•	Revenues – 7% growth in all regions and in virtually all franchises
•	EBIT margin of 21.8%
•	Benefiting from supply chain improvements
•	Feed additives divested
•	Acquisition AgVax – enhancing market position in New Zealand

Report for the year 2005

Intervet produced consistently strong results during 2005, as the strategic initiatives introduced in recent years began to pay off. Revenues increased by 7% to EUR 1,094 million, with volume growth being the main contributor. These increased volumes and the resulting boost in earnings were favorably impacted by efficiency improvements in manufacturing, supply chain, and marketing, and the result on the divestment of the feed additives business. Intervet was therefore able to deliver an operating income of EUR 238 million, up 29% from 2004 and equivalent to an EBIT margin of 21.8%.

We further expanded our strong market position in Europe–where the business generates more than 50% of its revenues–and our development in North America was characterized by growth in key segments, while sales in Latin America were boosted by substantial growth in Brazil and Chile. This strong growth was achieved even though a number of disposals took place, with Intervet divesting interests in noncore areas such as the diagnostic and feed additive segments.

Intervet will continue to sharpen its focus on major food and companion animal markets, and we expect to see similarly positive trends beyond 2005, when new products resulting from our extensive research and development programs should enhance our existing portfolio.

Looking at 2005 in more detail, market gains in Europe were largely attributable to improved supplies and the strong sales growth of Cobactan®, our innovative range of anti-infective formulations based on the proprietary molecule cefquinome. In North America, sales were buoyed by new product introductions in the companion animal sector, including Vetsulin® (the first insulin to treat diabetes in dogs) and Continuum® (a combination vaccine with long-lasting immunity). The recently launched cattle bioline Vista® also received a very positive response. Latin American performance was boosted by major growth in Brazil (in various markets) and in Chile, where the main driver was increased sales of fish vaccines. In Asia, where large areas have been severely affected by outbreaks of avian influenza, business is growing.

The acquisition of AgVax Developments Ltd enables Intervet to benefit from AgVax’s close collaboration with its former parent company, AgResearch, New Zealand’s largest Crown Research Institute. AgVax is a highly successful animal health company focused on the commercialization of productivity-enhancing vaccines for the sheep farming sector.

During 2005, we divested large parts of our feed additive business. These activities no longer fitted into our core business operations and had become distanced from Intervet’s strategic focus.

Report for the year 2005

Coatings – picked up in second half year after challenging start; growth in emerging markets

4th quarter			Millions of euros	January-December

2005	2004	%		2005	2004	%

			Revenues
434	406		Decorative Coatings	2,038	1,929
466	392		Industrial activities	1,740	1,592
253	215		Marine & Protective Coatings	975	879
222	215		Car Refinishes	886	893
(20)	(16)		Intragroup revenues/other	(84)	(56)

1,355	1,212	12	Total	5,555	5,237	6

42	52	(19)	Operating income (EBIT)	384	406	(5)
3.1	4.3		EBIT margin, in %	6.9	7.8
			Return on invested capital, in %	17.8	19.8

74	66	12	EBIT excluding incidentals	423	467	(9)
5.5	5.4		EBIT margin, in %	7.6	8.9
			Return on invested capital, in %	19.6	22.7

77	82	(6)	EBITDA	519	529	(2)

42	39		Capital expenditures	112	122

			Invested capital	2,259	2,067
			Capital turnover	2.57	2.55

			Number of employees	29,200	28,860

•	Revenue growth 6% – driven by 5% price increases
•	Lower EBIT due to pressure from raw material prices and weaker European economies
•	Strong recovery in second half year led by industrial activities and Marine & Protective Coatings
•	Car Refinishes – under pressure; restructuring programs being carried out
•	Decorative Coatings – management reorganization to meet global challenge
•	Ongoing acquisitions and investments in emerging markets

Note: Nobilas, accident management services, has been transferred from Coatings to Other. The 2004 figures have been adjusted accordingly.

Report for the year 2005

Coatings experienced a tough year due to steeply rising raw material prices and difficult economic conditions in mature markets, especially in Western Europe. Our businesses addressed these issues by focusing on tight cost control and by pushing through price increases. Coatings managed to keep profits at an acceptable level, although the ROI excluding incidentals slipped to just below 20%. Including incidentals, ROI was 17.8%

Revenues grew autonomously by 4%, mainly fueled by growth in the emerging markets of Asia Pacific, Eastern Europe, and the Middle East. During the year, we opened two new Powder Coatings facilities and two Decorative Coatings plants in China and Vietnam. We also announced the acquisition of the Chinese decorative coatings company Guangzhou Toide Paint Manufacturing Co., established a Powder Coatings joint venture in Egypt, and invested in the construction of a new Powder Coatings plant in Russia. At the end of 2005, emerging markets represented 34% of our worldwide sales.

The industrial activities put in a strong performance especially in the second half of 2005. Successful marketing initiatives expanded the business base and the average pricing in all markets improved. Marine & Protective Coatings had another good year. Higher sales of added-value products are offering clear operational and financial benefits to our customers, while the growth in target developing markets continues. Car Refinishes results remained under pressure and restructuring programs are being carried out to address this situation. The performance of Decorative Coatings showed a mixed picture. In some of the large western European countries results were under pressure, while in the emerging markets earnings improved.

In mature markets, we continued to improve our portfolio through selective acquisitions. During 2005, we acquired Swiss Lack, the leading supplier of decorative coatings in Switzerland; ICI’s German industrial wood finishes business Zweihorn GmbH; and BASF’s joinery business Glasurit®. In addition, we continued to further expand the commercial distribution network of our European Decorative Coatings business by acquiring a number of wholesalers in Germany, the largest market for architectural paints in Europe.

Report for the year 2005

Chemicals – strong performance following portfolio realignment

4th quarter			Millions of euros	January-December

2005	2004	%		2005	2004	%

			Revenues
245	221		Pulp & Paper Chemicals	893	854
200	192		Base Chemicals	787	732
174	161		Functional Chemicals	703	667
125	126		Surfactants	511	538
123	111		Polymer Chemicals	471	442
178	172		Activities to be divested	690	659
(41)	(41)		Intragroup revenues/other	(165)	(157)

1,004	942	7	Total	3,890	3,735	4

53	63	(16)	Operating income (EBIT)	312	265	18
5.3	6.7		EBIT margin, in %	8.0	7.1
			Return on invested capital, in %	14.4	12.4

99	96	3	EBIT excluding incidentals	351	349	1
9.9	10.2		EBIT margin, in %	9.0	9.3
			Return on invested capital, in %	16.2	16.4

111	120	(7)	EBITDA	553	510	8

78	86		Capital expenditures	252	252

			Invested capital	2,291	2,048
			Capital turnover	1.79	1.75

			Number of employees	11,430	11,890

•	Growth of 4%
•	Efficiency measures offset high energy and raw material prices
•	Successful portfolio realignment
•	Base and Functional Chemicals – continued strong performance
•	Surfactants – clear improvement
•	Pulp & Paper and Polymer Chemicals – top-line growth; margins under pressure
•	Divestment program – progressing well

Note: All figures and comments concern the present operations of Chemicals. The 2004 revenues figures have been adjusted for the regrouping of activities within Chemicals.

Report for the year 2005

Akzo Nobel Chemicals made good progress in 2005, as it successfully implemented a strategy to streamline its portfolio in order to competitively realign the business for sustainable growth, profitability, and leadership positions in selected markets.

Revenues and operating income improved compared to 2004. The record ROI excluding incidentals of more than 16% underlines the progress which has been made toward our medium term target of 17.5%. The overall performance improved across the board against a backdrop of raw material price increases and rising energy costs. Including incidentals, ROI was 14.4%.

Now organized in five growth platforms–Base Chemicals, Functional Chemicals, Polymer Chemicals, Pulp & Paper Chemicals, and Surfactants–the Chemicals group is starting to reap the benefits of an improved structure and a more focused approach as a result of the strategic revision which began in 2004.

Despite significantly higher energy costs, Base Chemicals turned in an excellent performance in 2005, driven by higher volumes and continuing cost reduction and restructuring programs. Functional Chemicals performed robustly as market demand remained high, while results of Polymer Chemicals were slightly down compared to 2004. Pulp & Paper Chemicals had a mixed year due to margin pressure, experiencing particularly adverse conditions in Europe, but profitable growth in South America and Asia. Profits improved at the newly formed Surfactants business on the back of its revised focus and efficiency measures.

The realignment of the Chemicals group also involved the planned divestment of a number of businesses with combined 2004 sales of EUR 700 million. As the year moved toward its close, we received a binding offer from Hexion Specialty Chemicals for our Ink & Adhesive Resins business. The remaining activities –Oleochemicals, PVC Additives Salt Specialties, Solar Salt Australia, and Methyl Amines/Choline Chloride–are expected to be sold during 2006. In addition, Akzo Nobel and Solutia have decided to divest their Flexsys joint venture (both companies own 50%), which is expected to be finalized in the course of 2006.

With the five growth platforms now firmly established, our streamlined businesses are ready to fully implement the strategic plans for the future and expand both operations and profitability.

Report for the year 2005

C O N D E N S E D C O N S O L I D A T E D S T A T E M E N T O F C A S H F L O W S
Millions of euros

	2005		2004

Profit for the period	998		981
Adjustments to reconcile earnings
to cash generated from operating activities:
Depreciation and amortization	569		565
Impairment losses	132		74
Financing charges	156		144
Earnings from nonconsolidated companies	(17)		(52)
Taxes recognized in income	338		415

Operating profit before changes in working capital and provisions		2,176		2,127
Changes in working capital	(248)		(32)
Changes in provisions	(598)		(63)
Other	28		(4)

		(818)		(99)

Cash generated from operating activities		1,358		2,028
Interest paid	(145)		(139)
Income taxes paid	(391)		(217)
Pre-tax gain on divestments	(44)		(579)

		(580)		(935)

Net cash from operating activities		778		1,093
Capital expenditures	(514)		(551)
Investments in intangible assets	(67)		(28)
Interest received	34		21
Repayments from nonconsolidated companies	27		11
Dividends from nonconsolidated companies	19		123
Acquisition of consolidated companies[1]	(55)		(80)
Proceeds from sale of interests[1]	64		1,036
Loans and prepaid premiums to APF[2]	(150)
Other changes in noncurrent assets	53		2

Net cash from investing activities		(589)		534
Changes in borrowings	(188)		(169)
Dividends	(366)		(366)

Net cash from financing activities		(554)		(535)

Net change in cash and cash equivalents		(365)		1,092
Cash and cash equivalents at January 1		1,811		727

Effect of exchange rate changes on cash and cash equivalents and impact IAS 32 and 39		40		(8)

Cash and cash equivalents at December 31		1,486		1,811

[1] Net of cash acquired or disposed of.	[2] Akzo Nobel Pension Fund in the Netherlands.

Report for the year 2005

Funds balance down – lower proceeds from divestments, cash contributions for the new Dutch pension scheme, and higher working capital needs due to revenues growth
Cash decreased EUR 0.4 billion in 2005, compared with an inflow of EUR 1.1 billion in 2004. This decline is mainly attributable to lower proceeds from divestments and the payments made to the Dutch pension fund in connection with the transition to the defined contribution scheme. In addition, working capital needs were higher due to strong revenues growth in the last quarter of 2005. Taxes paid were also substantially up.

Capital expenditures amounted to EUR 514 million, EUR 37 million below the 2004 level. Capital expenditures were 97% of depreciation. Investments are targeted at priority businesses and regions, particularly China and Central and Eastern Europe, where growth continued at high rates and where we opened several new factories. Chemicals’ investments also include projects in the Netherlands, Sweden, and Brazil.

Investments in intangible assets were mainly due to the new R&D collaboration contracts with Lexicon Genetics and Merck KGaA affiliate Laboratoire Théramex.

Acquisition expenditures cover several bolt-on acquisitions in Coatings and the AgVax acquisition at Intervet.

Proceeds from divestments principally related to the sales of the feed additives business of Intervet and the Svensk Ethanolkemie operations of Chemicals. Last year’s proceeds principally stemmed from the divestment of Catalysts, Phosphorus Chemicals and Resins.

The main changes in borrowings in 2005 were the redemption of the NLG 500 million 1995-2005 bond (EUR 227 million), partially offset by the termination of a currency swap, which generated EUR 78 million1.

1 In January 2005, the company terminated a currency swap contract whereby EUR 250 million floating-rate EURIBOR-related liabilities were swapped into USD 223 million LIBOR-related liabilities, generating EUR 78 million in cash proceeds. This swap was part of an interest rate currency swap whereby euro-denominated fixed rate liabilities were swapped into floating rate U.S. dollar-denominated liabilities.

Report for the year 2005

C O N D E N S E D C O N S O L I D A T E D B A L A N C E S H E E T
		January 1,
	December 31,	2005; incl.	December 31,
Millions of euros	2005	IAS 32 and 39	2004

Property, plant and equipment	3,432	3,535	3,535
Intangible assets	488	448	448
Financial noncurrent assets	1,800	1,682	1,418

Total noncurrent assets	5,720	5,665	5,401

Inventories	1,987	1,978	1,978
Receivables	2,910	2,791	2,761
Cash and cash equivalents	1,486	1,812	1,811
Assets held for sale	322

Total current assets	6,705	6,581	6,550

Total assets	12,425	12,246	11,951

Akzo Nobel N.V. shareholders' equity	3,415	2,596	2,605
Minority interest	161	140	140

Total equity	3,576	2,736	2,745

Provisions	2,210	2,882	2,877
Deferred income	27	56	56
Deferred tax liabilities	156	144	144
Long-term borrowings	2,702	2,681	2,392

Total noncurrent liabilities	5,095	5,763	5,469

Short-term borrowings	357	560	560
Current payables	3,337	3,187	3,177
Liabilities held for sale	60

Total current liabilities	3,754	3,747	3,737

Total equity and liabilities	12,425	12,246	11,951

Gearing	0.44	0.52	0.42

Invested capital	8,007	7,429	7,145
Return on invested capital, in %	19.3		20.0
Revenues/average invested capital	1.68		1.68

Shareholders’ equity per share, in EUR	11.95	9.08	9.12
Number of shares outstanding, in millions	285.8	285.8	285.8

Report for the year 2005

C H A N G E S I N E Q U I T Y
	Shareholders’	Minority
Millions of euros	equity	interest	Equity

Balance at December 31, 2004	2,605	140	2,745
Adoption of IAS 32 and 39 for financial instruments	(9)		(9)
Income	961	37	998
Dividends	(343)	(23)	(366)
Share-based payments	28 [1]		28
Fair value changes of forward exchange contracts designated for hedge accounting	11		11
Changes in exchange rates	162	16	178
Changes in minority interest in subsidiaries		(9)	(9)

Balance at December 31, 2005	3,415	161	3,576

Strong financial position
Invested capital at December 31, 2005, amounted to EUR 8.0 billion, up EUR 0.6 billion on January 1, 2005. Currency translation caused an increase of EUR 0.4 billion. Working capital rose as a consequence of the company’s revenues growth.

In 2005, interest-bearing borrowings were up EUR 0.1 billion to EUR 1.6 billion. Equity increased EUR 0.8 billion as a result of retained income. As a consequence, year-end gearing improved to 0.44 (January 1, 2005: 0.52).

Arnhem, February 6, 2006	The Board of Management

1 Effective July 1, 2005, the Company’s stock option plans have been modified such that they now qualify as equity-settled plans under IFRS 2, whereas they used to qualify as cash-settled plans. As a consequence, the liability at June 30, 2005, for these plans of EUR 20 million has been credited to shareholders’ equity. This amount is included in the share-based payments related figure of EUR 28 million in the equity movement schedule.

Report for the year 2005

Implementation of International Financial Reporting Standards
This financial information has been prepared on the basis of the recognition and measurement requirements of IFRS at the end of 2005. The 2004 comparative figures have been restated accordingly. Please note that certain figures have been slightly adjusted from earlier published data.

In summary, the impact of IFRS on the company’s accounts is a decline in shareholders’ equity at December 31, 2004, of EUR 431 million. On balance, full-year 2004 net income increased 10%. All this is mainly attributable to the differences in the method of accounting under IFRS for pensions and other postretirement benefits, the recognition of deferred taxes on intercompany profit, the recognition of the payment received from Pfizer for the asenapine cooperation, the recognition of goodwill, and the recognition of provisions. For the most part, the changed accounting relates to timing of the recognition of assets, liabilities, and related results.

The reconciliation of shareholders’ equity at December 31, 2004, and of net income for 2004 is as follows:

	Shareholders’ equity
	at December 31,	Net income for
Millions of euros	2004	2004

Figure based on NL GAAP	3,036	856
Pensions and other postretirement benefits	(438)	95
Deferred taxes on intercompany profit	33	(43)
Termination of goodwill amortization	19	19
Pfizer payment	(45)	25
Discounting of provisions	20	9
Restructuring provisions		(6)
Other long-term employee benefits	(16)	–
Share-based payments	(10)	(3)
Other	6	(7)

Figure based on IFRS	2,605	945

Report for the year 2005

In addition, until 2004, the company separately reported so-called nonrecurring items. These related to income and expenses resulting from normal business operations, which, because of their size or nature, are disclosed separately for a better understanding of the underlying result for the period. IFRS does not allow this concept. Therefore, the company will not report IFRS earnings figures excluding nonrecurring items on the face of the statement of income. However, for better insight into the company’s earnings development, the most important elements of the former nonrecurring items will now be reported on separate lines within operating income in the statement of income under Incidentals (see page 3).

The company used to report royalty income under Other results in the statement of income. Under IFRS, royalty income is reclassified to Revenues. Also proceeds for certain services rendered by the company, which used to be deducted from cost lines in the statement of income, have now been reclassified to Revenues.

IFRS as applied for the restated figures of 2004 do not include standards IAS 32 and 39 for financial instruments. The company has opted for the transition provision of IFRS 1 to apply these standards as from January 1, 2005. The after-tax effect of the implementation of IAS 32 and 39 on January 1, 2005, on balance, has been finally determined to be a charge to shareholders’ equity of EUR 9 million. The balance sheet at January 1, 2005, including IAS 32 and 39, on page 20 provides more information on the effect of the adoption of these standards.

Report for the year 2005

Auditors’ Report

We have audited the consolidated statement of income, the condensed consolidated statement of cash flows, the condensed consolidated balance sheet as well as the statement of changes in equity, included on pages 3, 18, 20, and 21 respectively, which have been derived from the 2005 Financial Statements of Akzo Nobel N.V. as audited by us. We issued an unqualified auditors’ report on these Financial Statements on February 6, 2006.

The statements and balance sheet referred to above are the responsibility of the company’s management. Our responsibility is to express an opinion on these statements and balance sheet based on our audit.

In our opinion, these statements and balance sheet are consistent in all material respects with the Financial Statements from which they have been derived.

For a better understanding of the financial position and results of the company and the scope of our audit, these statements and balance sheet should be read in conjunction with the complete Financial Statements from which they have been derived and the auditors’ report we issued thereon.

Arnhem, February 6, 2006

KPMG ACCOUNTANTS NV

A.M. van Drunen Littel RA

Report for the 4th quarter

Key figures

Millions of euros	4th quarter

	2005	2004	%

Revenues
Present operations	3,306	3,014	10
Total revenues	3,306	3,079	7

Operating income (EBIT)
Present operations, including incidentals	446	180	148
– EBIT margin, in %	13.5	6.0

Present operations, excluding incidentals	225	276	(18)
– EBIT margin, in %	6.8	9.2

Total operating income	446	283	58
– EBIT margin, in %	13.5	9.2

Net income	317	153	107
– per share, in EUR	1.11	0.54

Strong top-line growth of 10% company wide

•	Organon:
– revenues growth 11%
– significantly higher level of marketing and R&D costs in this quarter
– Barr settlement – special benefit of EUR 109 million
– pharmaceutical ingredients impairment of EUR 67 million
•	Intervet – solid top-line growth; higher cost level caused by roll out of a new IT system
•	Coatings – strong top-line growth of 12% in most business segments
•	Chemicals – robust performance despite higher energy prices especially in the
Netherlands
•	Other – special benefit of EUR 283 million related to new Dutch pension scheme and the termination of postretirement healthcare allowances.

For the fourth-quarter segment reporting see page 4.

Present operations exclude the Chemicals businesses divested in 2004. Incidentals are special benefits (including the settlement with Duramed/Barr), results on divestments, restructuring and impairment charges, and charges related to major legal, antitrust, and environmental cases.

Report for the 4th quarter

Net income – substantially up
Net income in the fourth quarter was EUR 317 million, compared with EUR 153 million last year. Net income per share was EUR 1.11 (2004: EUR 0.54). This increase was mainly due to the strong top-line growth and net positive incidentals of EUR 221 million (2004: EUR 7 million).

Revenues – growth of 10%
Fourth quarter revenues amounted to EUR 3.3 billion, for present operations up 10% on last year. This was mainly attributable to 5% autonomous growth, with all units contributing. After several years of being negatively impacted by currency translation, the fourth quarter of 2005 saw a positive effect of 4%. Total revenues of Akzo Nobel developed as follows:

In %	Total	Volume	Price	Currency translation	Acquisitions/ divestments

Organon	11	8	(1)	4	–
Intervet	6	4	_	5	(3)
Coatings	12	1	5	5	1
Chemicals, present operations	7	(3)	7	3	–

Akzo Nobel	7	1	4	4	(2)[1]

1 Includes the effect of the Chemicals businesses divested in 2004.

Operational earnings 18% lower
Excluding incidentals and 2004 divested operations, operating income decreased 18% from EUR 276 million to EUR 225 million, with an EBIT margin of 6.8% (2004: 9.2%). Including incidentals and the 2004 divested operations, fourth-quarter operating income increased from EUR 283 million to EUR 446 million, with an EBIT margin of 13.5%, compared with 9.2% in 2004.

Organon profited from higher sales, but–as stated earlier–incurred significantly higher marketing and R&D expenses. In November 2005, a direct-to-customer advertising campaign was launched to promote NuvaRing® in the United States. Intervet achieved good earnings gains from volume growth and efficiency improvements in supply chain management. Coatings earnings excluding incidentals were up 12% driven by a strong revenues growth at all businesses. Chemicals’ earnings excluding incidentals were up 3% despite higher energy prices especially in the Netherlands. The decline in earnings reported under Other was mainly due to higher costs for corporate projects and lower results in the captive insurance companies, due to higher damages level in 2005, while 2004 income was favored by comparatively lower additions to corporate provisions.

Report for the 4th quarter

Incidentals – a net gain of EUR 221 million
The special benefits are attributable to the settlement with Duramed/Barr on their infringement of Organon’s rights to the Mircette® patent (EUR 109 million) and the release of provisions of EUR 283 million as a result of the new Dutch defined contribution pension scheme and the termination of the postretirement healthcare scheme. The restructuring and impairment charges of EUR 152 million were due to programs at Organon’s active pharmaceutical ingredients business and several Coatings and Chemicals projects. A charge of EUR 39 million was recorded for additions to the provision for antitrust cases.

Financing charges increased from EUR 33 million in 2004 to EUR 45 million in 2005, mainly due to higher interest charges on discounted provisions.

The tax charge decreased from 39% in 2004 to EUR 17% in 2005, which is attributable to the geographical mix of the company’s results and favorable settlements of certain tax disputes.

Earnings from nonconsolidated companies were a loss of EUR 5 million, compared with a gain of EUR 9 million in 2004. In 2005, these include an impairment charge for Methanor.

In the emerging markets the workforce increased by 160, while restructuring resulted in a decrease of 240. At year-end 2005, the company had 61,340 employees.

Arnhem, February 6, 2006	The Board of Management

Report for the year 2005 and for the 4th quarter

Safe Harbor Statement*
This report contains statements which address such key issues as Akzo Nobel’s growth strategy, future financial results, market positions, product development, pharmaceutical products in the pipeline, and product approvals. Such statements should be carefully considered, and it should be understood that many factors could cause forecasted and actual results to differ from these statements. These factors include, but are not limited to, price fluctuations, currency fluctuations, progress of drug development, clinical testing and regulatory approval, developments in raw material and personnel costs, pensions, physical and environmental risks, legal issues, and legislative, fiscal, and other regulatory measures. Stated competitive positions are based on management estimates supported by information provided by specialized external agencies. For a more comprehensive discussion of the risk factors affecting our business please see our Annual Report on Form 20-F filed with the United States Securities and Exchange Commission, a copy of which can be found on the company’s corporate website www.akzonobel.com. The 2005 Annual Report on Form 20-F will be available in the second quarter of 2006.

* Pursuant to the U.S. Private Securities Litigation Reform Act 1995.

Additional Information	Akzo Nobel N.V.
The explanatory sheets used by the CEO during the	Velperweg 76
press conference can be viewed on Akzo Nobel’s	P.O. Box 9300
corporate website.	6800 SB Arnhem
The Netherlands
	Tel.	+ 31 26 366 4343
	Fax	+ 31 26 366 3250
	E-mail	ACC@akzonobel.com
	Internet	www.akzonobel.com